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                          FILED BY: RAWLINGS SPORTING GOODS COMPANY
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12
                          OF THE SECURITIES ACT OF 1934
                          SUBJECT COMPANY: K-2 INC
                          COMMISSION FILE NO. 1-04290



This filing relates to the proposed merger between Rawlings Sporting Goods Company, Inc. (the "Company") and K2 Inc. ("K2") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 15, 2002, among the Company, K2 and Lara Acquisition Sub, Inc.

On March 26, 2003, the Company issued the following press release regarding the proposed merger described above:

         St. Louis, Missouri, March 26th, 2003. Rawlings Sporting Goods Company Inc(R). (NASDAQ: RAWL), the number one baseball brand in the world, and Major League Baseball Properties have reached a new six-year agreement which will allow Rawlings to be the "Official Baseball Supplier" of Major League Baseball through 2008. Rawlings has been the exclusive supplier of baseballs to MLB since 1977; thus the contract will stretch the relationship between Rawlings and MLBP beyond 30 years.

         Rawlings has also reached a new six-year retail licensing agreement with Major League Baseball Properties for batting helmets. Rawlings has gained the rights to use MLB marks and logos for all 30 Clubs on youth and adult batting helmets for retail sale. It will allow for leagues to wear the helmets of their favorite professional teams, such as the Oakland A's, New York Yankees, St. Louis Cardinals, etc. Helmets will be available at retail this spring. This agreement will help build upon Rawlings' strength as the number one batting helmet manufacturer.

         "As the official baseball supplier of Major League Baseball, Rawlings has long been responsible for one of the most prominent symbols of our game," said Howard Smith, Senior Vice President of Licensing for Major League Baseball Properties. "Our new licensing agreements ensure that our 26-year relationship with Rawlings, which has been a valuable and dedicated business partner, will continue for years to come."

         Commenting on the agreement, Steve O'Hara, Chairman and CEO for Rawlings Sporting Goods stated, "We are delighted to receive this vote of confidence from Major League Baseball as we enter into our new agreement with K2 Inc. We intend to honor that trust by continuing to produce the finest baseballs in the world."

         The Official Baseball of Major League Baseball produced by Rawlings is unique from any other baseball. The balls are manufactured in a wholly owned Rawlings facility that is dedicated to the production of Major League Baseballs. Each of the baseballs goes through a tightly controlled manufacturing process and strict testing procedures to ensure the consistency of each Major League Baseball and thus the integrity of the game. The leather for every Major League Baseball


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         comes from Rawlings' tannery in Tennessee and each baseball is hand sewn with 108 individual stitches.

         In addition, Rawlings plans to support the relationship with marketing communication efforts that encourage consumers to use an official Rawlings Major League baseball when getting autographs, purchasing memorabilia, etc. Rawlings is participating in several collectibles promotions with MLB Clubs in 2003 that support this communication. The Official Major League Baseball is also available for purchase at retail stores and hobby shops nationwide.

         Rawlings is a leading marketer and manufacturer of baseball equipment and other sporting goods in the United States. Rawlings is the Official Baseball of Major League Baseball and the NCAA(R) baseball championships. Over half of Major League players use a Rawlings' glove, including such stars as Derek Jeter, Alex Rodriguez, Ken Griffey, Jr., Mike Piazza, Randy Johnson, Troy Glaus, and Pedro Martinez. Rawlings is also the official basketball for the NAIA, NJCAA, AAU and many other organizations, as well as official football of the NAIA. Rawlings is the official basketball, football, baseball, softball, volleyball and soccer ball of the National High School Federation.

         STOCKHOLDERS OF RAWLINGS SPORTING GOODS COMPANY, INC. AND K2 INC. ARE URGED TO READ THE REGISTRATION STATEMENT RELATING TO THE PROPOSED MERGER OF RAWLINGS AND K2, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of these documents filed by K2 Inc. with the Securities and Exchange Commission (the "SEC") also may be obtained free of cost on the SEC's website, http://www.sec.gov, or upon oral or written request to: John J. Rangel, Senior Vice President-Finance at K2 Inc., telephone number (323) 890-5830 or at jrangel@k2inc.net.

         Rawlings and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Rawlings stockholders in connection with the proposed merger. A detailed list of the names, affiliations and interests of the participants in the solicitation is set forth in the joint proxy statement that was filed with the SEC.




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         This news release includes forward-looking statements. Rawlings cautions that these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including but not limited to the companies' ability to complete the proposed merger with K2, global economic conditions, product demand, financial market performance, and other risks described in K2's Registration Statement on Form S-4 and Rawlings' Annual Report on Form 10-K, each filed with the Securities and Exchange Commission.



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